December 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook

CASI Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-222046
Request for Acceleration

Ladies and Gentlemen:

CASI Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above referenced registration statement so that it may become effective at 4:00 p.m. on December 22, 2017 or as soon thereafter as practicable.

Please call Richard E. Baltz at (202) 942-5124 with any questions about this request.

Sincerely,

/s/ Cynthia W. Hu
Cynthia W. Hu
Chief Operating Officer, General Counsel & Secretary